UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14f-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INVECH HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

000-25553

(Commission File Number)

Nevada	41-4348617
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1603 Capitol Ave, Suite 413 PMB 1777, Cheyenne, WY 82001

(Address of principal executive offices)

(302) 553-5205

(Registrant’s telephone number)

Copies to:

Alexander M. Woods-Leo

1603 Capitol Ave Suite 413 PMB 1777 Cheyenne WY 82001

302-553-5205

This Information Statement was furnished on or about August 4, 2026 to all of the stockholders of record at the close of business on August 4, 2026 of the common stock of Invech Holdings, Inc.

This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully.

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS

IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.

NO PROXIES ARE BEING SOLICITED AND

YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

INTRODUCTION

You are receiving this Information Statement to inform the shareholders of Invech Holdings, Inc. (the “Company” or “IVHI”) of a change in control of the Company and a change in the majority of the board of directors of the Company (the “Board”) which occurred pursuant to that certain Stock Purchase Agreement dated July 17, 2026 (the “Agreement”) by and among Alexander M. Woods-Leo, the Company’s sole officer and director and its majority shareholder (“AWL”), and Stephen Ken Adair (the “Purchaser”).

CHANGE IN CONTROL

Pursuant to the terms of the Agreement, effective August 3, 2026 (the “Effective Time”), AWL sold 88,000,000 shares of the Company’s common stock, representing approximately 75.9% of the Company’s issued and outstanding common stock, and 300,000 shares of the Company’s Series A Preferred Convertible Stock (the “Preferred A Stock”), representing 100% of the Company’s issued and outstanding Preferred A Stock, to the Purchaser for aggregate consideration of $290,000. The Preferred A Stock, as a class, is entitled to a number of votes equal to eighty percent (80%) of the total voting power of the Company on all matters submitted to shareholders. The purchase of such shares resulted in a change of control of the Company.

In connection with the Agreement, on or about 10 days after the mailing of this Schedule 14f-1, Alexander M. Woods-Leo will resign as the sole officer and director of the Company, and Stephen Ken Adair will be appointed as the sole officer and director of the Company. At the Effective Time, Alexander M. Woods-Leo resigned and Stephen Ken Adair became the sole officer and director of the Company.

As a condition of, and in connection with, the change of control, the Company divested and spun out its Paragon Assets (the software-as-a-service marketplace platform operated at www.paragonrentals.ai, together with the related domain, code, and intellectual property) to Paragon Rentals, Inc., an entity controlled by AWL, as an excluded asset that does not form part of the assets acquired by the Purchaser.

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DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding Mr. Woods-Leo, the Company’s current sole executive officer and director, and Stephen Ken Adair, who will be appointed as the sole officer and director of the Company effective 10 days after the mailing of this Schedule 14f-1.

Each member of the Company’s board of directors shall serve until his or her successor is elected and qualified, or until his or her earlier resignation, death, or removal. Officers are appointed by the Board and serve at the discretion of the Board.

Current Executive Officer and Director:

Name	Age	Position
Alexander M. Woods-Leo	38	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and sole Director

Alexander M. Woods-Leo Bio.

Alexander M. Woods-Leo has been at the helm of both private and public companies for almost a decade and a half. He has over 20 years of computer technology experience, over 15 years of sales and marketing experience, 10 years of banking experience, and 10 years of strategic business consulting experience. Mr. Woods-Leo is a two-time patent-awarded inventor, an app publisher on three different platforms, and has specialized experience in funding startup companies. Mr. Woods-Leo is the CEO and founder of Paragon Rentals, Inc., a SaaS property management system that allows users to list their properties for 0% commissions.

Officer and Director Effective 10 Days After the Mailing of this Schedule 14f-1:

Set forth below is certain information regarding the person who will be the sole officer and director of the Company effective 10 days after the mailing of this Schedule 14f-1.

Name	Age	Position
Stephen Ken Adair	49	Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and sole Director

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Stephen Ken Adair Bio.

Stephen Ken Adair has served as the Founder and Owner of Executive Class Travel, a Fort Worth, Texas-based travel company specializing in first-class air travel, luxury vacations, and corporate travel, since 2001. In that role, Mr. Adair has led all aspects of business development, digital marketing, sales strategy, and customer experience, and grew the business into a leading discount travel company before selling it while continuing its operations. From 2004 to 2010, Mr. Adair served as Owner and Operator of Cruise Depot in Fort Worth, Texas, a cruise sales office through which he negotiated preferred pricing arrangements and partnerships with major cruise lines and arranged luxury cruise and related first-class air travel packages for clients. From 1996 to 2001, Mr. Adair served as International Manager for Terminal A at American Airlines at the Dallas/Fort Worth Airport, where he directed operations for international flight departures and arrivals, managed a team of approximately 85 employees, and held responsibility for on-time performance, safety, regulatory compliance, and customer service. From 1991 to 1996, Mr. Adair was the Owner and Operator of Ticket Warehouse in Fort Worth, Texas, a ticket brokerage business specializing in sporting event and concert tickets, where he managed a team of approximately 10 employees and handled purchasing, sales, and customer relations.

Mr. Adair completed coursework in biology and music at Texas Christian University in Fort Worth, Texas, from 1998 to 2000, and at Tarrant County College in Fort Worth, Texas, from 1996 to 1998.

The Company believes that Mr. Adair’s experience in business ownership and development, operations management, negotiation, and team leadership qualifies him to serve as a director of the Company.

Board of Directors Committees

Currently, the Board does not have any standing audit, nominating, or compensation committees, or committees performing similar functions. The functions customarily performed by such committees have been performed by the Company’s sole director.

Communications with Directors

Stockholders may communicate with the Company’s directors by directing the communication in care of the Company at the address set forth on the front page of this Information Statement.

Director Independence

Alexander M. Woods-Leo, the Company’s current director, is not independent as defined under the applicable rules of the Securities and Exchange Commission. Upon the appointment of Stephen Ken Adair to the Board effective 10 days after the mailing of this Schedule 14f-1, such person will not be independent as that term is defined under the rules of the Securities and Exchange Commission.

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Involvement in Certain Legal Proceedings

To the Company’s knowledge, the Company’s current sole director and executive officer has not been involved in any of the following events during the past ten years, and the Company will make the same inquiry of the incoming officer and director:

1.	the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;
2.	convicted in a criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);
3.	subject to any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending, or otherwise limiting his involvement in any type of business, securities, or banking activities;
4.	found by a court of competent jurisdiction (in a civil action), the Commission, or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law; or
5.	the subject of, or a party to, any sanction or order of any self-regulatory organization, registered entity, or equivalent exchange, association, entity, or organization that has disciplinary authority over its members.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act requires the Company’s executive officers and directors, and persons who own more than 10% of the Company’s common stock, to file reports regarding ownership of, and transactions in, the Company’s securities with the Securities and Exchange Commission and to provide the Company with copies of those filings. Based solely on the Company’s review of such forms, the Company believes that its officers, directors, and greater-than-10% beneficial owners complied with applicable filing requirements, except as may otherwise be disclosed.

Board Leadership Structure and Role in Risk Oversight

Due to the small size and early stage of the Company, the Company has not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined.

EXECUTIVE COMPENSATION

During its last two completed fiscal years, the Company did not pay any compensation to its executive officers other than as described below under “Employment Agreements.”

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Employment Agreements

On March 27, 2026, the Company entered into an employment agreement with Alexander M. Woods-Leo to serve as its Chief Executive Officer, providing for a salary of $120,000 per year plus a five percent (5%) commission on gross sales up to $150,000, on an at-will basis. The employment agreement terminates in connection with Mr. Woods-Leo’s resignation upon the change of control described herein.

Outstanding Equity Awards at Fiscal Year-End

The Company did not have any outstanding equity awards as of December 31, 2025.

Director Compensation

No director of the Company received any compensation for services as a director for the year ended December 31, 2025. The Company has no standard arrangement to compensate directors for their services in their capacity as directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On July 17, 2026, Alexander M. Woods-Leo, the Company’s sole officer and director and majority shareholder, entered into the Agreement with the Purchaser, pursuant to which Mr. Woods-Leo sold 88,000,000 shares of common stock and 300,000 shares of Series A Preferred Stock to the Purchaser for $290,000, resulting in the change of control described herein.

In connection with the change of control, the Company divested and spun out its Paragon Assets to Paragon Rentals, Inc., an entity controlled by Mr. Woods-Leo, for nominal consideration of $1.00 and other good and valuable consideration. The Paragon Assets were acquired by the Company on March 3, 2026; pursuant to a Settlement Agreement dated June 1, 2026 between the Company and Andrew Chase Cochran, the related convertible promissory note was reduced to $225,000 and settled in full by conversion into 5,000,000 shares of common stock, such that no acquisition indebtedness relating to the Paragon Assets remained outstanding.

Other than as described in this Information Statement and the Company’s reports filed with the Commission, there have been no transactions since the beginning of the Company’s last fiscal year, and there is no currently proposed transaction, in which the Company was or is to be a participant and in which any related person had or will have a direct or indirect material interest.

Review, Approval or Ratification of Transactions with Related Persons

The Company relies on its Board to review related-party transactions on an ongoing basis to prevent conflicts of interest. The Board reviews a transaction in light of the affiliations of the director, officer, or employee involved and approves or ratifies a transaction if it determines that the transaction is consistent with the best interests of the Company.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock and Series A Preferred Stock, before and after giving effect to the change of control, based on 115,893,597 shares of common stock and 300,000 shares of Series A Preferred Stock issued and outstanding as of July 30, 2026.

Name of Beneficial Owner	Class	Shares	Percent
Before the Effective Time:
Alexander M. Woods-Leo	Common Stock	88,000,000	75.9%
Alexander M. Woods-Leo	Series A Preferred	300,000	100.0%
After the Effective Time:
Stephen Ken Adair	Common Stock	88,000,000	75.9%
Stephen Ken Adair	Series A Preferred	300,000	100.0%

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

INVECH HOLDINGS, INC.

Dated: August 4, 2026

By: /s/ Alexander M. Woods-Leo

Alexander M. Woods-Leo

President and Chief Executive Officer

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